August 24, 2007

VIA EDGAR as a CORRESPONDENCE and HAND DELIVERY

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop #3561
Washington, DC 20549

RE:	Great Plains Energy Incorporated
Request for Acceleration of
Registration Statement on Form S-4
File No. 333-142715

Dear Mr. Owings:

Pursuant to Rule 461 of Regulation C, we request that the effective date of the Registration Statement on Form S-4 (File No. 333-142715) (the “Registration Statement”) of Great Plains Energy Incorporated (“Great Plains Energy”), originally filed on May 8, 2007 and the amendments thereto filed on June 26, 2007, August 14, 2007 and August 24, 2007 be accelerated to 5:00 pm on August 27, 2007, or as soon as possible thereafter.

Great Plains Energy acknowledges that the disclosure in the Registration Statement is the responsibility of Great Plains Energy. Great Plains Energy also represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to its delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and Great Plains Energy represents that it will not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Great Plains Energy further acknowledges that the action of the Commission or the Staff, acting pursuant to its delegated authority, in declaring the filing effective does not relieve Great Plains Energy from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

GREAT PLAINS ENERGY INCORPORATED

By:	/s/ Mark G. English

Name: Mark G. English
Title: General Counsel and Assistant Secretary

cc:

Christopher Reitz, Aquila, Inc.

Nancy A. Lieberman, Skadden, Arps, Slate, Meagher & Flom LLP

Phil Richter, Fried, Frank, Harris, Shriver & Jacobson LLP